
April 14, 2014

<u>Via E-mail</u>
Jeff Glasse
Chief Executive Officer
Kogeto, Inc.
51 Wooster Street
New York, NY 10013

      Re: Kogeto, Inc. (f/k/a Northeast Automotive Holdings, Inc.)
             Form 8-K
             Filed January 15, 2014
             File No. 000-51997

Dear Mr. Glasse:

We issued comments on the above captioned filing on February 11, 2014. On March 25, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 if you have any questions.

                Sincerely,

                /s/ Amanda Ravitz

                Amanda Ravitz
                Assistant Director

cc (via email): Paul Goodman, Esq. - Cyruli Shanks Hart & Zizmor, LLP